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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

June 6, 2014

VIA Hand Delivery
AND EDGAR

Jessica Barberich

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	1347 Capital Corp. Registration Statement on Form S-1 Filed May 5, 2014 File No. 333-195695

Dear Ms. Barberich:

On behalf of 1347 Capital Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated May 30, 2014, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on May 5, 2014.

The Company is concurrently filing via EDGAR an Amendment No. 1 to Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Registration Statement on Form S-1 filed with the Commission on May 5, 2014.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

General

1.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the review process. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates. As an example, provide support for your discussion of third party rents and related fees in the Chicago metropolitan area, which you highlight on page 83.

United States Securities and Exchange Commission

June 6, 2014

Response: The Company has removed the reference to third party rents and related fees in the Chicago metropolitan area. The Company does not believe there are any additional quantitative and qualitative business and industry data used in the registration statement.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company is not planning to include any graphics, maps, photographs or other artwork in the prospectus. Should the Company’s plans change, the Company will provide the Staff with copies of all such materials.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that, to date, neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. Similarly, the Company advises the Staff that, to date, it is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. The Company represents to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, or research reports, the Company will supplementally provide them to the Commission for review.

United States Securities and Exchange Commission

June 6, 2014

4.	Please file the legal opinion with your next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have comments. Note that the draft should be filed as EDGAR correspondence.

Response: The Company has filed the legal opinion as an exhibit to the Form S-1.

5.	Please tell us whether any of your governing documents restrict the amount of leverage you may utilize in connection with a targeted business combination.

Response: The Company respectfully advises the Staff that none of the Company’s governing documents restrict the amount of leverage that the Company may utilize in connection with a targeted business combination. However, the Company will adopt an amended and restated certificate of incorporation prior to the consummation of its initial public offering that will provide that the Company will consummate its initial business combination only if public stockholders do not exercise conversion rights in an amount that would cause the Company’s net tangible assets to be less than $5,000,001.

Prospectus Summary

General, page 1

6.	We note your disclosure on page 2 regarding the experiences of your officers and director in consummating acquisitions within the insurance industry. Please revise to provide balancing disclosure regarding adverse experiences. Please also disclose the price per share immediately following the combination with UIHC, as well as the benefits to your officers and directors in such transactions.

Response: The Company has revised the disclosure on pages 2 and 57 of the Form S-1 to provide balancing disclosure that the Company’s executive officers’ and directors’ past experience does not guarantee that the Company will be able to successfully identify and complete an initial business combination. The Company has also provided the price per share immediately following the combination with UIHC, and the benefits to the Company’s officers and directors in such transactions.

7.	Please expand your disclosure on page 2 to provide similar prior performance information for other SPACs with which your control persons previously were or are concurrently associated.

Response: The Company respectfully advises the Staff that its control persons have not previously been and are not concurrently associated with any SPACs other than as disclosed in the registration statement. The Company has revised the disclosure on pages 2 and 57 of the Form S-1 to clarify the foregoing.

United States Securities and Exchange Commission

June 6, 2014

The Offering, page 6

Offering proceeds to be held in the trust account, page 12

8.	Please also revise to clarify whether the currently outstanding $125,000 loan is also subject to forfeiture if the company fails to effect a business combination.

Response: The Company respectfully advises the Staff that, if the Company does not complete a business combination, the $125,000 loan from the Company’s sponsor, and any other outstanding loans from the Company’s insiders, officers and directors or their affiliates, will be repaid only from amounts remaining outside the trust account, if any. The Company has revised the Form S-1 to clarify this.

Risk Factors

Risks Associated with Our Business, page 23

General

9.	We note your disclosure on page 57 that you are not prohibited from entering into a business combination with an affiliate. Please add related risk factor disclosure.

Response: The Company has added risk factor disclosure on page 30 related to the fact that the Company is not prohibited from entering into a business combination with an affiliate.

10.	It appears that your working capital holdback is insufficient to cover your currently projected expenses. Please add applicable risk factor disclosure or advise.

Response: The Company has added an applicable risk factor on pages 25-26 to disclose that its working capital holdback is insufficient to cover its currently projected expenses.

11.	We note that there are no limitations on reimbursable expenses to your executives incurred in connection with their evaluation of potential acquisition targets and that you cannot currently project the scope of such expenses. Please add risk factor disclosure to discuss attending risks to investors arising from the reduction of available funds to consummate a business combination.

Response: The Company has added risk factor disclosure on page 26 discussing attending risks to investors arising from the reduction of available funds to consummate a business combination as a result of the reimbursement of expenses to the Company’s executives incurred in connection with their evaluation of potential acquisition targets.

United States Securities and Exchange Commission

June 6, 2014

Use of Proceeds, page 42

12.	Please confirm that EarlyBirdCapital will receive the 3% underwriting discount and clarify whether this fee is in addition to the 3.5% fee payable to EarlyBirdCapital referenced in footnote (3).

Response: The Company confirms that EarlyBirdCapital will receive the 3% underwriting discount upon the closing of the offering and confirms that this fee is in addition to the 3.5% fee payable to EarlyBirdCapital referenced in footnote (3). To the extent that any additional underwriters participate in the offering, such underwriters may receive a portion of the 3% upfront fee being paid to EarlyBirdCapital.

13.	We note the following disclosure on page 43: “Our insiders have also agreed that if the over-allotment option is exercised by the underwriters in full or in part, they will purchase from us at a price of $10.00 per unit the number of private units (up to a maximum of 18,000 private units) that is necessary to maintain in the trust account an amount equal to $10.00 per share of common stock sold to the public in this offering.” Please disclose what steps the company has taken to ensure that the insiders have sufficient funds for such purchases.

Response: As indicated on page 83 of the Form S-1, the purchase price for the private units will be delivered by the purchasers to an escrow agent at least 24 hours prior to the date of the prospectus which is a part of the Form S-1. The Company has revised the disclosure on page 83 to clarify that this includes delivering the purchase price for the additional private units to be purchased if the over-allotment option is exercised.

Dilution, page 47

14.	Please revise the “insiders” section of your second table to also disclose the dilutive impact of past private placements to insiders. We note your disclosure on page 82 regarding your issuance of shares to insiders for $0.02 per share.

Response: The Company has revised the first table on page 50 to include a separate row highlighting the dilutive impact of past private placements to insiders. The Company respectfully advises the Staff that the Company has not effected any private placements other than the issuance of shares to insiders for $0.02 per share described on page 83 of the Form S-1.

United States Securities and Exchange Commission

June 6, 2014

15.	Please provide to us your calculations for the amount provided in the table for Pro forma net tangible book value after this offering and the sale of the private units and $15 Exercise Price Sponsor Warrants. In addition, please reconcile the difference between the narrative discussion of pro forma net tangible book value as of April 18, 2014 to the amount provided in your tabular disclosure. Further, please provide additional disclosure of the dilutive impacts should your underwriters elect to exercise their over-allotment option.

Response: The Company respectfully advises the Staff that:

(i) the second table on page 50 sets forth the Company’s calculations for Pro forma net tangible book value after the offering and the sale of the private units and $15 Exercise Price Sponsor Warrants;

(ii) the Company has corrected a typographical error in the tabular disclosure on page 49 to correctly state pro forma net tangible book value as of April 18, 2014 (assuming the underwriters do not exercise their over-allotment option) of $2.55; and

(iii) the Company has added disclosure on pages 49-50 regarding the dilutive impacts should the underwriters elect to exercise their over-allotment option.

16.	We note that you have included proceeds from the sale of the unit purchase option (“UPO”) available to your underwriters in calculating the numerator for purposes of determining pro forma net tangible book value after your offerings. However, it is unclear whether the exercise of such purchase option has been reflected in calculating the dominator. Please revise your disclosure to clarify your assumption with regards to the exercise of UPO.

Response: The Company has revised the disclosure on page 50 to clarify that (i) the calculation of the numerator for purposes of determining pro forma net tangible book value after the offering and the sale of the private units and $15 Exercise Price Sponsor Warrants does not include the proceeds from the exercise of the UPO and (ii) that the denominator for purposes of this calculation does not include the units underlying the UPO.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 51

United States Securities and Exchange Commission

June 6, 2014

17.	Please include disclosure of your expenses to date.

Response: The Company has added disclosure of its expenses to date on page 53.

Number and Terms of Office of Officers and Directors, page 72

18.	Please revise to disclose the number of total directors and the number of independent directors you intend to have.

Response: The Company has revised the disclosure on page 74 to include the total number of directors (six) and the number of independent directors (four) that the Company intends to have.

Conflicts of Interests, page 76

19.	Please revise to further explain the mechanics of the right of first refusal, particularly how you intend to interpret “initiated any contacts” and informal discussion. Given the breadth of these exceptions, please consider adding appropriate risk factor disclosure.

Response: The right of first refusal has been revised to remove these exceptions, and the Company has revised the disclosure on page 78 of the Form S-1 accordingly.

Principal Stockholders, page 79

20.	Your current disclosure in this section is currently unclear. Please see Instruction (5) to Item 403 of Regulation S-K and clarify who holds the voting and investment power over these shares.

Response: The Company has revised the disclosure on page 80 to clarify who holds the voting and investment power over the shares held by the sponsor.

21.	We also note your discussion at the bottom of page 80 regarding certain prohibitions and arrangements between you and the insiders. Please confirm that these provisions are covered by your letter agreements that you will file as exhibits 10.2(a) and (b).

Response: The Company confirms that the prohibitions and arrangements between the Company and the insiders discussed on page 81 are covered by the letter agreements that the Company will file as exhibits 10.2(a) and (b).

Certain Transactions, page 83

United States Securities and Exchange Commission

June 6, 2014

22.	Please revise to include a discussion of your engagement of EarlyBirdCapital to assist with your business combination in this section, as well as any fees payable and the 300,000 unit option grant.

Response: The Company has revised the disclosure on pages 84-85 to include a discussion of the Company’s engagement of EarlyBirdCapital to assist with the Company’s business combination, fees payable and the 300,000 unit option grant.

Description of Securities, page 86

Purchase Option, page 90

23.	Please revise to clearly state whether you could ever be required to net-cash settle the UPO.

Response: The Company has revised the disclosure on page 92 to clearly state that in no event will the Company be required to net-cash settle the exercise of the UPO or the warrants underlying the UPO.

Notes to Financial Statements, page F-1

Note 1 – Organization and Plan of Business Operations and Going Concern Consideration, page F-7

24.	You disclose that the Company’s insiders have committed to purchase 600,000 warrants at $0.50 per warrant. Please tell us how you valued these warrants.

Response: The Company respectfully advises the Staff that the Company determined to issue the $15 Exercise Price Sponsor Warrants at a purchase price of $0.50 per warrant by analyzing warrant trading prices of five other similarly structured blank check companies whose warrants are exercisable for full shares and who have not yet announced a business combination. The range of recent closing prices of these warrants was $0.37 to $0.75. These prices do not account for the liquidity discount applicable to the $15 Exercise Price Sponsor Warrants as a result of the transfer restrictions to which these warrants are subject and the fact that the $15 Exercise Price Sponsor Warrants will not be publicly traded. Additionally, the exercise price of the $15 Exercise Price Sponsor Warrants is significantly higher than the exercise prices of the warrants analyzed ($11.50-$12.00), which supports an additional meaningful discount in value. The Company also considered the fact that a purchase price of $0.50 per $15 Exercise Price Sponsor Warrant would cause fewer warrants to be issued than if the purchase price were less than $0.50 per warrant, thereby resulting in less potential dilution. Furthermore, the Company’s insiders have agreed to pay $0.50 per $15 Exercise Price Sponsor Warrant.

Note 6 – Commitments, page F-10

United States Securities and Exchange Commission

June 6, 2014

25.	Please revise to disclose the fair value of the UPO. Your disclosure should include, but not be limited to, the model and valuation assumptions used to value this option. Please also expand your disclosure outside of the financial statements regarding this valuation, as appropriate.

Response: The Company has revised the disclosure on page F-11 to disclose the estimated fair value of the UPO. The revised disclosure on page F-11 notes that the Company used a Black-Scholes option-pricing model in estimating the fair value of the UPO and that the Company assumed (1) expected volatility of 30%, (2) risk-free interest rate of 1.64% and (3) expected life of five years. The Company has also added disclosure outside of the financial statements (on page 97) regarding this valuation.

Part II

Item 17. Undertakings, page II-5

26.	Please include undertakings pursuant to Items 512 (a)(1), 512 (a)(3), and 512(a)(6) or tell us why this is not appropriate.

Response: The Company has included the undertakings set forth in Regulation S-K Items 512(a)(1), 512(a)(3) and 512(a)(6).

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

JLR/ems

cc: Jerard Gibson, Staff Attorney